Exhibit 21.1

Subsidiaries of Double Hull Tankers, Inc.:

1.	Ann Tanker Corporation
2.	Chris Tanker Corporation
3.	Regal Unity Tanker Corporation
4.	Cathy Tanker Corporation
5.	Sophie Tanker Corporation
6.	Rebecca Tanker Corporation
7.	Ania Aframax Corporation